Mail Stop 3561

October 11, 2006

Mr. Jeffrey P. Jacobs, Chief Executive Officer
Jacobs Entertainment, Inc.
17301 West Colfax, Suite 250
Golden, Colorado 80401

      Re: Jacobs Entertainment, Inc.
              Form 10-K for the year ended December 31, 2005
              Filed March 29, 2006
              Form 10-Q for the quarter ended June 30, 2006
              Filed August 14, 2006
              File No. 333-88242

Dear Mr. Jacobs:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005

Notes to Consolidated Financial Statements, page F-7
Note 2. Significant Accounting Policies, page F-8
Reclassifications, page F-10

1.   We note from your disclosure on page F-8 that restricted cash amounts are related
        to amounts due under horsemen's associations and for purses paid in races. It
        appears as though such uses relate to your operations. Please note that the cash
        flows relating to restricted cash generally should be reported in the cash flows
        statement within the categories (cash, operating or investing) that they would be
        reported in if there were no restrictions. Please tell us the nature of this
        reclassification addressing for what purposes the restricted cash is used. Include
        the accounting literature that supported your conclusion to reclassify these
        amounts.

Note 4. Sale of Debt and Acquisitions, page F-12

2.   Please explain why a distribution of $22,500 has been recorded in your statement
        of equity in connection with the acquisition of the three truck plazas acquired
        under the common control relationship. We note that a $22,500 distribution was
        recorded, however, it appears as though the difference between the cash paid and
        the assets acquired would be the portion recorded as a distribution or reduction of
        equity in the amount of $12,380. Please advise or revise. This matter should also
        be address with regard to the June 16, 2006 transaction with Jacobs discussed in
        Note 7 to the Form 10-Q for the quarter ended June 30, 2006.

3.   Please also clarify in the third paragraph of note 9, how the capital contributed by
        the seller is related to this transaction.

Note 11. Commitments and Contingencies, page F-20

4.   Please provide us with further details on the routine litigation to which you refer
        in the last paragraph of this note. Clarify in your response if you have amounts
        accrued in relation to these contingencies and whether any amounts are offset by
        expected insurance proceeds. We may have further comment upon receipt of
        your response.

Exhibits

5.   Please revise to include exhibit 12, Ratio of Earnings to Fixed Charges or tell us
        why you are not required to do so. Please refer to Items 503(d) and 601(b)(12) of
        Regulation S-K.

                                    ****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Heather Tress at 202-551-3624 or me at 202-551-3813 if you have
questions regarding comments on the financial statements and related matters. Please
contact me at 202-551-3813 with any other questions.

                                                Sincerely,

                                                Linda Cvrkel
                                                Branch Chief